Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40222

May 6, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Jeffrey Gabor Joe McCann Office of Healthcare & Insurance

Re:	DCP Holding Company Preliminary Proxy Statement on Schedule 14A Filed April 11, 2019 File No. 000-51954

Gentlemen:

On behalf of DCP Holding Company ("DCP" or the “Company”), we hereby submit this response to the following comment in the letter from the Commission's staff dated April 24, 2019.

General

Your disclosures on pages 20, 22 and 35 indicate that officers, managers and directors of DCP Holding Company will continue to be employed by DCP after the merger transaction and that retention was a key consideration for DCP throughout its 2017 and 2018-19 competitive bid processes. We also note that Exhibit I-1 to the merger agreement indicates that the merger parties have negotiated to pay retention bonuses. Accordingly, provide us a legal analysis concerning the applicability of Rule 13e-3 to the merger transaction. For additional guidance, please consider Section 201.01 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

Response:

After considering the factors set forth in Section 201.01 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“CDI Section 201.01”), and the SEC’s interpretive release relating to Rule 13e-3 (Release No. 34-17719, April 13, 1981, Interpretive Release Relating to Going Private Transactions Under Rule 13e-3) (the “Interpretive Release”), the Company believes that the merger described in the preliminary proxy statement (the “Merger”) does not constitute a “Rule 13e-3 transaction” because the relationship between the DCP management team and DentaQuest, LLC lacks the level of control that would result in “the issuer and one or more of its affiliates standing on both sides of the transaction.” Interpretative Release at note 7.

Rule 13e-3(a)(3) provides that a “Rule 13e-3 transaction” is any “transaction or series of transactions involving one or more transactions described in paragraph (a)(3)(i) of [Rule 13e-3] which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of [Rule 13e-3].” The Interpretive Release further notes that a “Rule 13e-3 transaction” has three elements: “(1) an issuer or an affiliate of the issuer; (2) engaging in one or more of certain specified transactions; (3) having a purpose or reasonable likelihood of resulting in one or more specified effects.”

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such issuer. DentaQuest does not have, and has never had, the power to direct or cause the direction of the management and policies of the Company and, therefore, does not “control” and has never “controlled” the Company within the meaning of Rule 13e-3 and Rule 12b-2. Similarly, the Company does not have, and has never had, any power to direct or cause the direction of the management or policies of DentaQuest and, therefore, does not “control” and has never “controlled” DentaQuest within the meaning of Rule 13e-3 and Rule 12b-2.

Prior to entering into the merger agreement, the only relationship between the Company and DentaQuest was a contractual relationship pursuant to which DentaQuest provided administrative services, such as claims processing, customer service and member services to certain of the Company’s dental plans. DentaQuest has never owned any of the Company’s shares, and the Company has no ownership interest in DentaQuest.

The Merger was the result of arm’s length negotiations between two independent parties, which were conducted for the Company by a special committee, a majority of the members of which were non-employee, independent directors. If the Merger is completed, the Company will become one of several units of a much larger operating dental health organization.

The acquisition of the Company will expand DentaQuest’s lines of business and its geographic footprint. DentaQuest has indicated it wishes to retain certain key employees of the Company through a transition period in order to provide for a smooth integration of the Company into the larger DentaQuest enterprise and to continue the Company’s business with as little disruption as possible. Although DentaQuest intends to retain DCP’s management after the Merger, it has not made commitments to members of DCP’s management team that extend beyond a relatively short transition period.

The Company amended its employment agreement with Robert Hodgkins effective January 1, 2019, when Mr. Hodgkins was promoted to President and Chief Executive Officer. The Company also entered into employment agreements with four other key employees effective January 1, 2019. Each of the agreements has a one-year term and extends automatically for an additional one-year term unless either party elects, prior to November 15, 2019, not to extend the agreement. These agreements were in place before the negotiation of the merger agreement began and were not modified during the subsequent negotiation process. DentaQuest is under no obligation to extend the employment agreements beyond 2019. Nor is there any arrangement for the compensation of these five employees to be increased as a result of the Merger.

During the negotiation of the Merger Agreement, DentaQuest identified two additional key employees of the Company that DentaQuest wished to retain post-closing and who do not have employment agreements with the Company. The Merger Agreement obligates the Company to use its best efforts to cause each of the two employees to enter into a Retention Bonus Agreement and a Non-Competition Agreement, but the execution of these agreements is not a condition to closing. The Retention Bonus Agreement provides that the employee will earn a retention bonus equal to a fraction of annual salary only if the employee remains employed by the Company one year after the closing date and satisfies certain performance-related conditions.

The members of DCP’s management team will not “roll over” any DCP shares into DentaQuest equity pursuant to the Merger, nor will they have any ownership interest in DentaQuest or the Company immediately after the Merger.

None of the members of the DCP management team will become a director or senior officer of DentaQuest upon the effectiveness of the Merger. The merger agreement provides that the directors and officers of DentaQuest’s acquisition subsidiary that will merge into the Company will become the directors and officers of the Company when the Merger becomes effective.

Based on its considerations of factors set forth in CDI Section 201.01 in light of the foregoing facts, the Company believes no “affiliates” of the Company are parties to or otherwise engaged in the Merger (i.e., the first of the three elements described in the Interpretive Release). The Company therefore submits that the Merger does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3).

As additional clarification, the proxy statement is being revised as described below.

The first paragraph under the heading “Management and Operations After the Merger” on page 35 of the proxy statement will be revised to read in its entirety as follows:

If the merger is consummated, DCP will cease to be an independent public company and will conduct its business as a wholly owned subsidiary of DentaQuest. As a condition of the merger, the officers, managers and directors of DCP and its subsidiary companies will be required to resign from those titles. However, such a resignation will not affect the employment of any employee of DCP or one of its subsidiaries who holds any title with DCP or a DCP subsidiary. None of the current directors of DCP Holding Company will hold any position with DentaQuest or DCP after the Merger. The merger agreement provides that the directors and officers of Merger Sub, who have been appointed by DentaQuest, will become the directors and officers of DCP after the Merger.

The third paragraph on page 20 has been revised to read in its entirety as follows:

The DCP Board established a Special Committee to conduct a competitive bidding process through which prospective acquirors would be identified, their offers evaluated, and a recommendation made to the full Board. The Special Committee was comprised of three non-employee independent directors, Board Chair Stephen Schuler, James Foley and James Kroeger, plus Anthony Cook, then DCP’s Chief Executive Officer. Robert Hodgkins, then DCP’s Chief Financial Officer, also acted as advisor to the Committee in a nonvoting capacity.

The fifth sentence of the fourth paragraph on page 22 has also been revised. That paragraph, as revised, reads in its entirety as follows:

On March 5, 2019, the DCP Board met to consider the proposed merger agreement. Mr. Hodgkins and DCP’s financial and legal advisors made detailed presentations about the terms of the merger agreement and the open issues remaining to be negotiated. Representatives of Mercer Capital presented a preliminary analysis of the financial terms of the proposed merger under various valuation methodologies to be applied in their assessment of the fairness of the consideration to be received by DCP shareholders. Representatives of Hilliard Lyons reviewed the ongoing discussions with the other prospective interested parties, including the concerns expressed by these parties during due diligence regarding the financial contribution, growth and sustainability of DCP’s exchange business. The DCP directors had a robust discussion of the financial terms and non-financial factors of the proposed merger, such as DentaQuest’s expansion plans and its expressed desire to retain the DCP management team and certain key employees, the anticipated impact on DCP’s provider network and rates, the degree to which the other bidders were expected to maintain, change or terminate DCP’s existing business, and various cultural issues they considered to be important. The DCP Board then directed the Special Committee to work toward negotiating a definitive agreement with DentaQuest that could be presented to the Board for approval.

Please call me at (502) 568-0277 if you have any questions or require any further information with respect to these matters.

Sincerely,

Frost Brown Todd LLC

/s/ Alan K. MacDonald,

Member

Copy to:	Robert C. Hodgkins President, Chief Executive Officer and Chief Financial Officer DCP Holding Company

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